Sun Life Financial to accelerate share repurchase program and sees double-digit share earnings growth in mid-term

Toronto - - November 16, 2004 - - Sun Life Financial Inc. says it expects to accelerate its common share repurchase program through the balance of this year and beyond, should current market conditions prevail. Further, the Company sees double -digit earnings growth in the mid-term with potential acquisitions and improved equity markets providing the opportunity for even stronger growth.

Sun Life Financial today hosted an Investor Day where management informed analysts and investors of its strategies for growth and capital management. Senior executives from around the world provided details of their plans to grow their businesses and contribute to the future profitability of the Company.

Donald Stewart, Chief Executive Officer, said there is “enormous opportunity” at hand for the life insurance industry. “With significant improvements in average life span, gaps in the provision of health care, and social security under siege in many jurisdictions, the life insurance industry is uniquely positioned to provide solutions to all of these challenges. At the same time, rising interest rates and improving equity markets should enhance the performance of Sun Life Financial and all of its businesses.”

Jim Prieur, President and Chief Operating Officer, related how management changes in the past 18 months, as well as significant investment in expanded distribution capabilities, have created the conditions to reinvigorate growth in each of the Company’s businesses. Prieur also emphasized operational excellence as a competitive advantage for Sun Life Financial.

Paul Derksen, Sun Life Financial’s Chief Financial Officer, said share repurchases in 2004 amount to over $250 million, or some 6.7 million shares, and are expected to reach $375-400 million by the end of the year. He emphasized that the level of purchase might be more or less depending on conditions in equity capital markets.

“Looking forward, we can increase our earnings organically by an average of 10% per year,” said Derksen. “Acquisitions and higher growth in the equity capital markets could add as much as 5% on top of this. We are very focused on shareholder value and are committed to increasing ROE by 75 to 100 basis points per year.” Sun Life Financial has seen the value of new business (VNB) in constant dollars grow measurably over the last number of years - - a compound annual growth rate of 15%. Excluding MFS which has experienced a fall off in its contribution to overall results, Sun Life Financial’s VNB has grown at a compound annual rate of 48%, he said.

Derksen said that focused plans to grow businesses in Canada, the U.S. and Asia, combined with market improvements of 7-8%, productiv ity improvements and share repurchases, should increase earnings per share by at least 10% over the medium term. Overall, these improvements, along with share repurchases, could increase return on equity (ROE) by approximately 75 basis points. “Acquisitions, market improvements above the 7-8% range and additional capital management may very well result in ROE growth beyond that,” he said.

Derksen said Sun Life Financial’s recently disclosed reorganization plan, under which most of Sun Life Assurance Company of Canada’s asset management businesses will be transferred to a newly incorporated subsidiary, will allow Sun Life Financial to benefit from the proposed new capital rules for life insurance holding companies.

Kevin Dougherty, President, Sun Life Financial Canada, said that Sun Life Financial is aggressively re-entering the wholesale market where significant growth opportunities exist. Feedback from Managing General Agents (MGA) indicate that there is demand for Sun Life Financial as a credible alternative to some existing players. He said the recent addition to the management team of Mark DeTora from the U.S. individual operations, which specializes in marketing to affluent customers through third party channels, as well as other key hires, has enhanced the capabilities of the Individual management team. He said “we are in the process of signing six MGA agreements and we will add another six before the end of next year. We are also doing the necessary work to get the product line ready with some work completed on Universal Life and work underway on others.”

Dougherty said his organization would be seizing on the opportunity to grow both the Group Benefits and Group Retirement Services (GRS) market shares through a strategy of aggressive asset retention and leveraging the Company’s unique competitive advantage - Total Benefits, a technology-driven platform that integrates GRS, Group Benefits, and third-party benefit administration.

Robert Salipante, President of Sun Life Financial U.S., said that his organization is placing significant emphasis on restoring the annuity business to a top 10 market position through strengthening distribution as well as through product innovation. He said “we aspire to grow our variable annuity business significantly and we will focus on specific customer segments - - the emerging affluent and the affluent baby boomer heading for retirement. We are growing our wholesaling force particularly in variable annuities and we look forward to growing market share and our earnings accordingly.”

MFS President Rob Manning spoke to the progress made to re-establish confidence in MFS and enhance fund performance. He noted that the trend in monthly net flows across all products has steadily improved since June this year. Manning also spoke to the strengths of MFS, the 10th largest mutual fund company in the U.S., through its geographic diversification and strong presence in both the retail and institutional markets.

Douglas Henck, President of Sun Life Financial Asia, said Asia sales have been growing at a compounded annual growth rate of 55% in local currency since 2001 driven largely by tremendous sales levels in India and China. “In Tianjin, we have successfully moved into the number four position. With new regulations coming into force that will ease restrictions to opening in new cities, our expansion plans are to create a hub-and-spoke approach where we will develop regional branches providing local support, backed by our home office operations in the Beijing-Tianjin corridor.” Henck also commented on the rapid growth through the bancassurance channel in Sun Life Financial’s Hong Kong division over the last three years.

Gary Comerford, Vice President, International and General Manager, India, spoke to the exciting opportunities and very successful start for Sun Life Financial in India. Birla Sun Life Insurance today has 10,000 captive advisors, branches in nearly 40 cities and more than 50 corporate relationships that distribute life products. “By being the first life company to offer a unit-linked product, we have been able to attract a significant percentage of the upscale market in India. Today, we are the second largest private life insurance company in India with approximately 16% market share.”

Forward-Looking Statements

Some of the statements contained in this document, including those relating to the Company’s strategies and other statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates” or similar expressions, are forward-looking statements within the meaning of securities laws. Forward-looking statements include, without limitation, the information concerning possible or assumed future results of operations of the Company. These statements are not historical facts but instead represent only the Company’s expectations, estimates and projections regarding future events.

Forward-looking statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. The future results and stockholder value of the Company may differ materially from those expressed in these forward-looking statements due to, among other factors, the matters set out under “Risk Factors” in the Company’s 2003 Renewal AIF and the factors detailed in its other filings with Canadian and U.S. securities regulators, including its annual and interim MD&A, and the annual and interim financial statements and accompanying notes. These documents are available for review at www.sedar.com.

Factors that could cause actual results to differ materially from expectations include, but are not limited to: external factors, including changes in equity market performance, interest rates, currency exchange rates and government regulations; the amount and composition of assets under management; the management of product pricing; mortality and morbidity rates; expense management; the maintenance of spreads between credited rates and investment returns; surrender and lapse rates; the management of market and credit risks; the management of risks inherent in products with guaranteed benefit options; and the results of regulatory investigations into the practices of the mutual fund, insurance, annuity and financial product distribution industries in the United States, including private legal proceedings and class actions that have been commenced or threatened in connection with these practices. The Company does not undertake any obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this presentation or to reflect the occurrence of unanticipated events, except as required by law.

Sun Life Financial

Sun Life Financial is a leading international financial services organization providing a diverse range of wealth accumulation and protection products and services to individuals and corporate customers. Tracing its roots back to 1865, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Hong Kong, the Philippines, Japan, Indonesia, India, China and Bermuda. As of September 30, 2004, the Sun Life Financ ial group of companies had total assets under management of $355.4 billion. Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under ticker symbol SLF.

Media Relations Contact:	Investor Relations Contact:
Nicholas Thomas	Tom Reid
Director, Media and Public Relations	Vice-President, Investor Relations
Tel: 416-979-6070	Tel: 416-204-8163
nicholas.thomas@sunlife.com	investor.relations@sunlife.com